                                                  NEWS RELEASE
INDUSTRIAL SCIENTIFIC
--------------------------------------------------------------------------------
    CORPORATION           101 Oakdale Road              Phone 412-788-4353
                          Oakdale, PA 15071-1500        1-800-DETECTS (338-3287)
                          USA                           Fax 412-788-8353
                                                        http://www.indsci.com



Date:     March 11, 1998
Release:  Immediate
Contact:  James P. Hart, Vice President Finance
          Chief Financial Officer  (412-490-1843)

     INDUSTRIAL SCIENTIFIC CORPORATION ANNOUNCES RECORD FISCAL 1997 RESULTS

PITTSBURGH, PA -- Industrial Scientific Corporation (NASDAQ/NMS symbol: ISCX ) today reported results for fiscal year 1997 and the fourth quarter ended January 31, 1998.

For fiscal year 1997 net sales were $40,865,000 compared to $36,648,000 for fiscal 1996, an increase of 11.5%, a new record for annual sales. Net income for 1997 totaled $6,002,000 ($1.80 per share) compared to $3,725,000 ($1.10 per share) for 1996, an increase of 61.1%, also a new record. Net income for fiscal 1997 included a $377,000 non-recurring gain from the sale of Monitor Group. Net income excluding this gain increased 51.0%.

For the fourth quarter 1997, net sales totaled $10,416,000 compared to net sales for the fourth quarter 1996 of $9,559,000, an increase of 9.0%. Net income for the fourth quarter 1997 increased 129.9% to $1,715,000 ($0.52 per share) compared to $746,000 ($0.22 per share) for the fourth quarter 1996.

Kent D. McElhattan, President and CEO stated, "Industrial Scientific achieved excellent financial results during fiscal 1997. A sales increase of almost 12% produced a 51% increase in net income. We are especially pleased that such strong income performance was achieved while the Company continued significant international expansion and substantially increased new product development.

"During fiscal 1997 the Company added to existing sales staff in Saudi Arabia, Australia and South America, and formed a joint venture company in China. Although the Asian market faces difficult economic conditions we believe now is the proper time to establish a strong market presence anticipating the future recovery of this important region.

"The largest new product development effort in the Company's history was completed during 1997 with the introduction of the ATX series of portable instruments, the most sophisticated technically-advanced products in our market. Product development also continued on fixed gas monitoring systems which are a significant extension of our product line.

"Our strategy of increased research and new product development, combined with greater market presence makes me confident that Industrial Scientific is positioned to achieve strong financial performance during 1998."

Headquartered in Oakdale, Pennsylvania, Industrial Scientific Corporation designs, manufactures and sells gas monitoring instruments and other technical products for the preservation of life and property.

Certain statements contained in this release may be considered forward-looking. These statements represent the Company's reasonable judgment and expectations and are subject to risks and uncertainties that could cause actual results to differ materially from these statements.



LOGO   ISO9001
      CERTIFIED
                             O U R   M I S S I O N
           Design-Manufacture-Sell: Highest quality products for the
                       preservation of life and property
                   Provide: Best customer service available
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              INDUSTRIAL SCIENTIFIC CORPORATION AND SUBSIDIARIES

                Condensed Consolidated Statement of Operations

                                  (Unaudited)
                   (In thousands, except per share amounts)


                              Three Months Ended      Twelve Months Ended
                              01/31/98   01/25/97   01/31/98       01/25/97
                             ---------  ---------  ----------     ----------
Net Sales                    $  10,416  $   9,559  $  40,865      $  36,648
Gross profit                     6,102      5,094     23,028         19,815
Operating profit                 2,182        934      7,506          5,087
Net income                       1,715        746      6,002          3,725

Net income per common
share (basic and diluted)        $0.52      $0.22      $1.80          $1.10

Weighted average number
of shares - basic                3,305      3,369      3,334          3,374

Weighted average number
of shares - diluted              3,315      3,369      3,340          3,375